
July 22, 2015

<u>Via E-Mail</u>
Mr. Jean-Marc Allain
President and Chief Executive Officer
Trans-Lux Corporation
445 Park Avenue, Suite 2001
New York, NY 10022

> **Re:** **Trans-Lux Corporation**
> **Registration Statement on Form S-1**
> **Filed June 25, 2015**
> **File No. 333-205273**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 29, 2015**
> **File No. 1-2257**

Dear Mr. Allain:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>General</u>

1. Update your company profile on the EDGAR system to include the current address and telephone number of your principal executive offices.

U.S. Federal Income Tax Considerations, page 3

2. Delete the word "generally" because it may imply that you have not disclosed all material U.S. federal income tax considerations and that your stockholders cannot rely on the disclosure. Similarly, delete the word "generally" in the disclosures on pages 8 and 45 through 49 for the same reason.

Risk Factors, page 12

3. We note the risk factor on page 18 related to your pension obligations and that the Pension Benefit Guaranty Corporation has placed a lien on your assets for amounts under your plan. Please revise the risk factor as well as applicable disclosures in your periodic reports to describe the nature of the lien and the underlying assets and to disclose the consequences of the lien on your current or future business operations as well as your financial condition, results of operations, and liquidity should you be unable to fulfill your related obligations.

4. Revise the applicable disclosures in your Form S-1 and your periodic reports to disclose the amount of contributions that you have made to your pension plan through June 30, 2015.

Use of Proceeds, page 23

5. Because a material part of the proceeds is to be used to discharge indebtedness, please disclose the interest rate and maturity of the indebtedness. Please also describe any other debt beyond the $1.0 million outstanding under your credit agreement with BFI Capital Fund II, LLC that you intend to repay with the proceeds. Refer to instruction 4 to Item 504 of Regulation S-K.

Material United States Federal Income Tax Consequences, page 43

6. It appears that United States federal income tax consequences are material to your stockholders. File an Item 601(b)(8) of Regulation S-K tax opinion supporting the tax matters and consequences to stockholders described in the registration statement. For guidance you may wish to refer to Section III of our Staff Legal Bulletin No. 19 (CF) which is available on the Commission's website.

7. The tax opinion must express a firm conclusion for each material federal income tax consequence deriving from investing in your securities. We note numerous "should," "should be," and "should not" conclusions on the United States federal income tax consequences on pages 3 and 8 and throughout this section. Explain why you are unable to provide "will," "will be," and "will not" conclusions on the United States federal income tax consequences, and disclose prominently any resulting risks to stockholders.

Legal Matters, page 50

8. Provide counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Incorporation By Reference, page 50

9. You do not appear to provide your internet address where reports incorporated by reference may be accessed. Please refer to General Instruction VII.F and Item 12(b)(1)(v) of Form S-1.

Definitive Proxy Statement

10. We note your statement that the compensation committee considers all matters concerning the chief executive officer and other executive officers whose annual base salaries are over $200,000 per year. Please note for future filings that the determination of who constitutes a named executive officer for disclosure purposes is derived, in part, by reference to total compensation. Please refer to Item 402(a)(3)(iii) of Regulation S-K and Instruction 1 to that item.

Closing

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

       Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: <u>Via E-mail</u>
Robert H. Friedman, Esq.
Kenneth A. Schlesinger, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022